UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         WorldPort Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  98155 J 10 5
    ------------------------------------------------------------------------
                                 (CUSIP Number)


                             Michael E. Heisley, Sr.
                            The Heico Companies, LLC
                         5600 Three First National Plaza
                             Chicago, Illinois 60602
                                  312-419-8220
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 10, 1999
  ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Michael E. Heisley, Sr.
---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) /X/
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)
         BK
---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States
---------------------------------------------------------------------------
                            7      Sole Voting Power
Number of Shares                            21,414,868
  Beneficially             _____________________________________________________
   Owned by                 8       Shared Voting Power
     Each                                   285,165
   Reporting               _____________________________________________________
    Person                  9       Sole Dispositive Power
     With                                   21,414,868
                           -----------------------------------------------------
                            10      Shared Dispositive Power
                                            -0-
---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         21,700,033
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         45%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
---------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         The Heisley Companies, LLC
---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) / /
          (b) /X/
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)
         BK
---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
---------------------------------------------------------------------------
                            7      Sole Voting Power
Number of Shares                            21,414,868
  Beneficially             _____________________________________________________
   Owned by                 8       Shared Voting Power
     Each                                   285,165
   Reporting               _____________________________________________________
    Person                  9       Sole Dispositive Power
     With                                   21,414,868
                           -----------------------------------------------------
                           10      Shared Dispositive Power
                                            -0-
---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         21,700,033
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         45%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO (limited liability company)
---------------------------------------------------------------------------

                                 Schedule 13D of
                             Michael E. Heisley, Sr.
                          and The Heico Companies, LLC
          with respect to the Common Stock, par value $0.0001 per share of WorldPort Communications, Inc.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 10, 1999, Heico (and Heisley, indirectly through Heico) acquired warrants representing the right to purchase 416,240 shares of WorldPort Common Stock for a price of $.01 per share. These warrants were included in a purchase of outstanding indebtedness of WorldPort. The $12,500,000 purchase price for such indebtedness and warrants was obtained by Heico under its existing credit facilities, which are provided by a group of banks for which Bank of America serves as agent.

On March 23, 1999, Heico agreed to provide a bond to support a bid by WorldPort to acquire a telecommunications company in Europe. In consideration of the bond, WorldPort agreed to issue to Heico 25,000 shares of WorldPort Common Stock at a purchase price of $.01 per share. The bond provided by Heico was returned when WorldPort's bid was unsuccessful.

ITEM 4.  PURPOSE OF TRANSACTION.

Heico acquired the securities described in Item 3 above for investment purposes.

On November 11, 1999, Heico entered into an Agreement with Energis plc pursuant to which Heico agreed to vote all of the shares of stock of WorldPort in respect of which it is authorized to do so to approve the Agreement among WorldPort, WorldPort International Inc. and Energis plc relating to the sale of the issued share capital of WorldPort Communications Europe Holding B.V. and WorldPort Communications Limited and of certain telecommunications switches and Heico consented to WorldPort consummating the transactions described in the Agreement with Energis plc.

Heisley and Heico reserve the right to acquire additional shares of WorldPort Common Stock, to dispose of shares of WorldPort Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding WorldPort.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Set forth below is a description of the Common Stock, par value $0.0001 per share of WorldPort Communications, Inc. beneficially owned by Heisley, Heico and each Heico Reporting Person.



                                                         Shares of WorldPort Common Stock Beneficially Owned
                                    ----------------------------------------------------------------------------------------------
Name                                 Sole Voting Power      Shared Voting Power     Sole Dispositive Power    Shared Dispositive
----                                 -----------------      -------------------     ----------------------    ------------------
                                                                                                                     Power

Michael E. Heisley, Sr.                  17,223,628               285,165                 17,223,628                  -0-
                                       3,750,000 (1)                                     3,750,000 (1)
                                        416,240 (2)                                       416,240 (2)
                                         25,000 (3)                                       25,000 (3)


The Heico Companies, LLC                 17,223,628               285,165                 17,223,628                  -0-
                                       3,750,000 (1)                                     3,750,000 (1)
                                        416,240 (2)                                       416,240 (2)
                                         25,000 (3)                                       25,000 (3)


Stanley H. Meadows                         64,854                   -0-                     64,854                    -0-


Larry W. Gies                               -0-                     -0-                       -0-                     -0-


Richard O. Dentner                          -0-                     -0-                       -0-                     -0-


(1)      Represents shares which Heico has an option to acquire.

(2) Represents shares which Heico has the right to acquire upon exercise of warrants.

(3)      Represents shares which WorldPort has agreed to issue to Heico.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 with respect to Heico's agreement with Energis plc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement dated November 11, 1999 between Energis plc and The Heico Companies, LLC.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2000


                                          Michael E. Heisley, Sr.

                                          /s/ The Heico Companies, LLC
                                          --------------------------------------
                                          The Heico Companies, LLC


                                          By: /s/ Michael E. Heisley, Sr.
                                             -----------------------------------
                                                   Michael E. Heisley, Sr.
                                                   Manager and President